UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 01, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes              No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No X

Enclosure: Press release
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE HALF YEAR ENDED
30 JUNE 2017

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

1 August 2017
NEWS RELEASE
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE HALF YEAR ENDED
30 JUNE 2017

AngloGold Ashanti will release results for the half year ended 30 June 2017 (“the period”) on the
Johannesburg Stock Exchange News Service on 21 August 2017.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Expected headline loss and basic loss

Shareholders are advised that the Company has reasonable certainty that the headline loss for the period is expected to be between $80 million and $98 million, with a headline loss per share of between
19 cents and 23 cents. Headline earnings and headline earnings per share (“HEPS”) for the half year ended 30 June 2016 (“comparative period”) were $93 million and 23 cents, respectively.

The basic loss is expected to be between $167 million and $185 million, with the basic loss per share between 41 cents and 45 cents. Basic earnings and earnings per share (“EPS”) for the comparative period were $52 million and 13 cents, respectively.

The expected overall decrease in headline earnings and basic earnings in the first six months of the year relative to the comparative period were primarily due to:
  impairment
  of certain of the South African assets affecting basic earnings amounting to
  $86 million (post-tax) or 21 cents per share;
  once-off non cash provisions arising from the potential retrenchment costs relating to the South
  African operations of $47 million (post-tax) or 11 cents per share and the estimated costs of the settlement of silicosis class action claims and related expenditure (see below), which amounted to $46 million (post-tax) or 11 cents per share;
  higher operating costs due primarily to the impact of stronger local currencies in South Africa and Brazil, inflation and changes in inventories; and
  lower income from associates and joint ventures.

Operational performance

Production is expected to be 1.748 Moz for the period compared to 1.745 Moz in the prior period.
Notably, the Company achieved a stronger production performance in the second quarter of the year of 918,000 oz compared to the 830,000 oz in the first quarter, an increase of 10.6%.

Section 189 process in the South African region

During the period, AngloGold Ashanti made the difficult decision to begin a consultation process with employees in terms of section 189 and 189A of the Labour Relations Act, with respect to restructuring certain of its South African business units, in order to ensure the viability of its South African business as a whole. This follows a review of the options to safely turn around the performance of these loss-
making operations.

As a consequence, the Company has recorded an impairment of certain of its South African assets amounting to $86 million (post-tax) or 21 cents per share. These impairments are non-cash in nature and are included in the calculation of basic earnings and EPS, but excluded from the calculation of headline earnings and HEPS for the period.

Silicosis provision

Class action

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs.
AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under ODMWA. This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the
Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below)
have been subject to numerous claims relating to silicosis and other Occupational Lung Diseases
(
“ OLD ” ), including several potential class actions and individual claims.

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony
Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation for OLD in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (“ARM”) . The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM,
Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and
Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.

On 13 May 2016, the South African South Gauteng High Court (“High Court”) ordered, among other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis;
and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant. The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt-out basis, and (ii) the hearing and determination of individualised issues, on an opt-in basis. In addition, costs were awarded in favour of the claimants.
The High Court ruling did not represent a ruling on the merits of the cases brought by the claimants.
The amount of damages has not yet been quantified for any of the claimants in the Consolidated Class
Application or for any other members of the classes.

AngloGold Ashanti and the other respondents believed that the judgement addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.

On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes. On 15 July 2016, AngloGold Ashanti and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. On 21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgement of the High Court delivered in
May 2016. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard from 19
– 23 March 2018.

Provision raised

As a result of the progress made by the Gold Working Group since 31 December 2016 on a variety of issues, management is now in a position to reliably estimate within an acceptable range the Company’s share of a possible settlement of the class action claims and related costs. As a result, the Company has provided for this obligation in the Statement of Financial Position as at 30 June 2017 at a discounted pre-tax amount of $63 million ($46 million post-tax) (pre-tax undiscounted amount of $77 million). The ultimate outcome of these negotiations and the court sanction of the agreement remains uncertain and accordingly the provision is subject to adjustment in the future.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Johannesburg
1 August 2017

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website:   www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              AngloGold Ashanti Limited
Date: August 01, 2017
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance